

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2014

Via Email
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004

> **Re:** **Allergan Inc.**
> **Schedule 14D-9 filed June 23, 2014**
> **Schedule 14D-9/A filed June 24, 2014**
> **Schedule 14D-9/A filed June 30, 2014**
> **SEC File No. 5-40724**

Dear Mr. Cohen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings, unless otherwise noted.

Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule 14D-9 filed June 23, 2014

Background of the Offer, page 9

1. We understand that representatives of Allergan and Valeant may have discussed a potential business combination as early as September 2012 and that contacts between

the parties also occurred in February 2014. Please revise to disclose, including the context of the interactions between the parties and the extent of the discussions internally at Allergan resulting from such contacts.

2. Refer to the statement on page 12 to the effect that "[p]rior to the Initial Proposal, the Board had not received any communication from either Valeant or Pershing Square regarding the Initial Proposal or any other proposed business combination between Allergan and Valeant and/or Pershing Square." To the extent that other representatives of Allergan were in contact with representatives of either Pershing Square or Valeant (see our last comment above), please revise this statement.

Reasons for Recommendation, page 19

3. In asserting that the Offer is "grossly inadequate and substantially undervalues Allergan," you repeatedly cite Allergan's future prospects as a stand-alone company and in particular, its "projected growth opportunities." In the bulleted disclosure beginning on page 19, you refer to specific "current projections" such as those for EPS growth of 18-20% for 2014 and rising to 20-25% in 2015. In addition, we note that both the Goldman Sachs and Bank of America/Merrill, Lynch fairness opinions included as annexes to the Schedule 14D-9 rely in part on management projections provided to those entities and used in their analyses to determine that the Offer is inadequate. In this context, please revise to include such management projections in the disclosure document or provide your analysis as to why such information is not necessary to make the existing disclosure complete and not misleading.

4. See our last comment above. For the specific projections already included in the disclosure document, such as the EPS figures referenced above and the projections regarding sales expected to result from Allergan's R&D spending on page 21, expand to include the material assumptions underlying and limitations on the projected figures. Provide the same disclosure as to any additional projections provided in response to our last comment above. See generally, SEC Release No. 34-16833 (May 23, 1980).

5. See page 20. Provide more details about the "robust line of new products and indications" that you believe support Allergan's positive future prospects.

6. Refer to page 20. Explain why you believe that Valeant's "serial acquisitions and cost reductions… curtail organic revenue growth and innovation." Why do you believe cost cuts and acquisitions are not compatible with organic revenue growth and innovation?

7. Provide support for your belief that Valeant's current stock price is based upon a market expectation of future acquisitions to generate growth in excess of the levels Valeant could generate organically.

8. In the next bullet point on page 20, provide support for your assertion that Valeant's organic revenue growth has been driven by substantial price increases for many of its major products.

9. In the first full bullet point on page 21, provide support for your statement that "the magnitude and regularity of Valeant's non-GAAP adjustments far exceed those made by its industry peers and that these adjustments are made with the explicit intent to mask the organic growth of the underlying business and hence, inflate Valeant's share price."

10. Refer to paragraph no. 4 at the bottom of page 21. Provide support for your statement that Valeant and Pershing Square have used "highly questionable tactics." Your revised disclosure should explain what tactics you reference and on what basis you find them to be "questionable," including what you mean by that term.

11. Refer to the last sentence in paragraph no. 5 on page 22. Specifically identify the Offer conditions you believe cannot be satisfied and explain the basis for your belief.

12. Refer to the last sentence on page 22. Revise to confirm that all material factors considered by the Board in reaching its recommendation with respect to the Offer have been described.

Forward-Looking Statements, page 36

13. Where you reference the Private Securities Litigation Reform Act, please note that its safe-harbor provisions for forward-looking statements do not apply to statements made in the context of a tender offer such as this one.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require to make an informed decision whether to tender. Since Allergan is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- Allergan is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Allergan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions